Mr. Gary Todd, Senior Accountant

Ms. Kristin Lochhead, Staff Accountant

Office of Electronics and Machinery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3030

Washington, D.C. 20549

July 24, 2019

Re:	IMAX Corporation (the “Company”)

Staff Comment Letter Regarding

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 26, 2019

Form 10-Q for the Quarterly Period Ended March 31, 2019

Filed April 26, 2019

File No. 001-35066

Dear Mr. Todd and Ms. Lochhead,

We received your letter dated July 10, 2019 concerning the Staff’s comment to the Company’s Form 10-K for the fiscal year ended December 31, 2018, filed February 26, 2019, and the Company’s Form 10-Q for the quarterly period ended March 31, 2019, filed April 26, 2019. Please find below responses to the questions you have raised. For ease of reference, we have organized our response by repeating your comment.

SEC Comment:

Form 10-Q for the Quarterly Period Ended March 31, 2019

Condensed Consolidated Statements of Operations, page 6

1.

We note that your statement of operations includes two captions for income from operations, the second of which is labeled as income from operations before income taxes. Please tell us how this presentation is consistent with the guidance in Rule 5-03 of Regulation S-X. Specifically address why you label an amount that includes interest income, interest expense and nonservice retirement expense as income from operations although, for example, Rules 5-03 (b)7-9 of Regulation S-X include interest income and expense as non-operating items. Further, tell why you present the change in fair value of financial instruments below the second caption and whether the amount is presented net of applicable taxes.

IMAX Corporation  |  902 Broadway, 20th Floor, New York, NY 10010  |  212-821-0100  |  Fax: 212-821-0105

IMAX Response:

In response to the Staff’s comment, we have reviewed our prior filings specifically in relation to Rule 5-03 of Regulation S-X and propose to revise our statement of operations presentation, commencing with the filing of our Form 10-Q for the quarterly period ended June 30, 2019, as follows:

i)	We will revise the second caption, currently labeled as “Income from operations before income taxes” as “Income before income taxes”.

ii)	We will continue to present our earnings or losses from equity-accounted investments as a single amount (net of tax) below the income tax line, as generally required under Regulation S-X.

iii)

The financial statement line previously captioned “Movements in fair value of financial instruments” will be renamed “Change in fair value of equity investment” and presented above the “Income before income taxes” subtotal, as a component of non-operating income and expenses, as we believe such amounts are non-operating in nature. The change in fair value of financial instruments relates to the change in fair value of an investment in Maoyan Entertainment (as disclosed on page 37 of our Form 10-Q for the quarterly period ended March 31, 2019). As this investment is held in a jurisdiction where capital gains tax would not be payable on the sale of the investment, there is no tax effect to record on the gain.

For greater clarity for the Staff, the following table summarizes the relevant portion of our revised statement of operations presentation, as it will appear in our Form 10-Q for the quarterly period ended June 30, 2019, using the results from the three months ended March 31, 2019 and 2018 for illustrative purposes:

IMAX Corporation  |  902 Broadway, 20th Floor, New York, NY 10010  |  212-821-0100  |  Fax: 212-821-0105

Income from operations	13,999	17,096

Change in fair value of equity investment	2,491	-

Retirement benefits non-service expense	(160)	(124)

Interest income	570	247

Interest expense	(681)	(494)

Income before income taxes	16,219	16,725

Provision for income taxes	(3,648)	(4,453)

Loss from equity-accounted investments, net of tax	(84)	(205)

Net income	12,487	12,067

Less: net income attributable to non-controlling interests	(4,222)	(3,562)

Net income attributable to common shareholders	$8,265	$8,505

Net income per share attributable to common shareholders - basic and diluted:

Net income per share — basic and diluted	$0.13	$0.13

Should you require clarification or have any further questions, please contact the undersigned at (212) 821-0166 or at PMcClymont@imax.com. The Company stands ready to assist the Commission in any way possible in connection with the matters addressed in this letter.

Yours truly,

/s/ Patrick McClymont

Patrick McClymont

Chief Financial Officer and Executive Vice President

IMAX Corporation  |  902 Broadway, 20th Floor, New York, NY 10010  |  212-821-0100  |  Fax: 212-821-0105